FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      x        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Annual Report pursuant to Article 24.1 of the Securities and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: August 24, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Executive Vice President and Executive Officer

(Summary Translation)

Annual Report pursuant to Article 24.1 of

the Securities and Exchange Law of Japan

For the 137th business period

(from April 1, 2005 to March 31, 2006)

Hitachi, Ltd.

Tokyo, Japan

CAUTIONARY STATEMENT

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	increasing commoditization of information technology products, and intensifying price competition in the markets for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

•	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained elsewhere in this document and in other materials published by Hitachi.

Outline

1. History

Hitachi, Ltd. (“Company”) was founded in 1910 as a small electric repair shop and was incorporated in February 1920.

2. Number of Employees by Industry Segment (Consolidated basis)

(As of March 31, 2006)
Information & Telecommunication Systems	90,382
Electronic Devices	27,173
Power & Industrial Systems	88,019
Digital Media & Consumer Products	31,334
High Functional Materials & Components	54,687
Logistics, Services & Others	28,481
Financial Services	4,166
Corporate	3,082

Total	327,324

The number of employees of the Company was 38,350 as of March 31, 2006.

The Business

1. Revenues by Industry Segment (Consolidated basis)

Industry Segment	Fiscal year ended March 31, 2006
(Millions of yen)
Information & Telecommunication Systems	2,360,956
Electronic Devices	1,204,407
Power & Industrial Systems	2,805,169
Digital Media & Consumer Products	1,305,658
High Functional Materials & Components	1,600,246
Logistics, Services & Others	1,214,784
Financial Services	517,975
Eliminations & Corporate items	(1,544,394)

Total	9,464,801

2. Contracts, etc. (License Agreement)

As Licensee

Licenser	Licensee	Concerning
General Electric Co.	the Company	Gas turbines
QUALCOMM Inc.	the Company	Wireless communication equipment

Cross License and Joint Development

Party	Concerning
General Electric Co. and the Company	Nuclear power plant

International Business Machines Corp. and the Company	Information handling systems, RISC parallel systems, servers

Hewlett-Packard Co. and the Company	Information handling equipment

EMC Corporation and the Company	Information handling systems

As Licenser

Licenser	Licensee	Concerning
Babcock-Hitachi Kabushiki Kaisha	Enprima Ltd.	Desulfurization equipment
Hitachi Metals, Ltd.	Vacuumschmelze GmbH	Nanocrystal soft magnetic alloy

3. Research and Development Expenditures (Consolidated basis)

Industry Segment	Fiscal year ended March 31, 2006
(Millions of yen)
Information & Telecommunication Systems	161,640
Electronic Devices	47,037
Power & Industrial Systems	85,591
Digital Media & Consumer Products	33,478
High Functional Materials & Components	48,869
Logistics, Services & Others	4,797
Financial Services	1,686
Corporate items	21,981

Total	405,079

Capital Investment (Consolidated basis)

Industry Segment	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2007 (Forecast)
	(Millions of yen)
Information & Telecommunication Systems	123,266	161,000
Electronic Devices	35,756	48,000
Power & Industrial Systems	106,778	134,000
Digital Media & Consumer Products	38,516	55,000
High Functional Materials & Components	84,557	102,000
Logistics, Services & Others	24,119	42,000
Financial Services	570,644	585,000
Eliminations & Corporate items	(28,930)	(27,000)

Total	954,706	1,100,000

Property (Consolidated basis)

(As of March 31, 2006)
Industry Segment	Asset in Book Value
(Millions of yen)
Information & Telecommunication Systems	398,392
Electronic Devices	183,555
Power & Industrial Systems	564,639
Digital Media & Consumer Products	194,328
High Functional Materials & Components	473,772
Logistics, Services & Others	252,453
Financial Services	369,661
Eliminations & Corporate items	23,386

Total	2,460,186

The Company

1. Capital Stock at the end of March 2006	282,033 million yen

2. Total Shares Issued at the end of March 2006	3,368,126,056 shares

3. Listed Stock Exchanges as of June 27, 2006

*	The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo stock exchanges in Japan and on the Frankfurt and New York stock exchanges overseas. The Company delisted its shares (represented by depositary receipts) from Luxembourg, Euronext Amsterdam and Euronext Paris stock exchanges. The Company is applying to delist its shares (represented by depositary receipts) from Frankfurt Stock Exchange.

4. Main Shareholders

		(As of March 31, 2006)
	Name of Shareholders	Number of Shares (shares)	Percentage to Total Shares Issued
1	NATS CUMCO*	292,793,700	8.69%
2	State Street Bank and Trust Company	202,063,693	6.00
3	The Master Trust Bank of Japan, Ltd.	189,443,000	5.62
4	Japan Trustee Services Bank, Ltd.	155,829,000	4.63
5	The Chase Manhattan Bank, N.A. London	106,973,180	3.18

*	NATS CUMCO is the nominee name for the aggregate of the Company’s American Depositary Receipts (ADRs) depositary.

5. Incentive Stock Option Plan

The Company introduced a stock option plan resolved at the 132nd Ordinary General Meeting of Shareholders held June 27, 2001. The Company has granted rights to subscribe for new shares to its Directors and certain employees under this plan. The Company introduced a stock option plan resolved at the 134th Ordinary General Meeting of Shareholders held June 25, 2003, the 135th Ordinary General Meeting of Shareholders held June 24, 2004, and the 136th Ordinary General Meeting of Shareholders held June 24, 2005 respectively. The Company has granted rights to subscribe for new shares to its Directors, Executive Officers and certain employees under these plans. At the Compensation Committee held on March 30, 2006, it was determined that stock options would not be granted in the future.

6. Directors and Executive Officers

(a) Directors

Position	Committee Membership	Name
Board Director (Chair)	Audit Committee (Chair)	Yoshiki Yagi
Director	Nominating Committee	*Etsuhiko Shoyama
Director	Compensation Committee	*Kazuo Furukawa
Director	Audit Committee	Tadamichi Sakiyama
Director		*Takashi Miyoshi
Director	Nominating Committee, Audit Committee	Ginko Sato
Director	Nominating Committee, Audit Committee, Compensation Committee	Hiromichi Seya
Director	Audit Committee, Compensation Committee	Akira Chihaya
Director	Nominating Committee, Compensation Committee	Tohru Motobayashi
Director		Isao Uchigasaki
Director		Takashi Kawamura
Director		Yoshiro Kuwata
Director	Nominating Committee (Chair), Compensation Committee (Chair)	Masayoshi Hanabusa
Director		Ryuichi Seguchi

(Note)	The Directors marked with * concurrently hold the position of Executive Officers.

(b) Executive Officers

Position	Name	Responsibilities
Representative Executive Officer Chairman	Etsuhiko Shoyama	Management in general
Representative Executive Officer President	Kazuo Furukawa	Overall management
Representative Executive Officer Executive Vice President and Executive Officer	Michiharu Nakamura	Research & development and business incubation
Executive Vice President and Executive Officer	Hiroaki Nakanishi	Hitachi group global business (North America)
Representative Executive Officer Executive Vice President and Executive Officer	Takashi Hatchoji	Corporate planning, legal and corporate communications, corporate auditing and procurement
Representative Executive Officer Executive Vice President and Executive Officer	Takashi Miyoshi	Hitachi group management, business development, finance and corporate pension system
Representative Executive Officer Senior Vice President and Executive Officer	Tadahiko Ishigaki	Sales operations, digital media business, Hitachi group global business and corporate export regulation
Senior Vice President and Executive Officer	Kunihiko Ohnuma	Industrial systems business and urban planning and development systems business
Senior Vice President and Executive Officer	Manabu Shinomoto	Information & telecommunication systems business
Senior Vice President and Executive Officer	Taiji Hasegawa	Automotive systems business
Senior Vice President and Executive Officer	Kazuhiro Mori	Hitachi group companies management assistance
Senior Vice President and Executive Officer	Shozo Saito	Power systems business, production engineering and power systems engineering
Senior Vice President and Executive Officer	Junzo Kawakami	Research & development
Senior Vice President and Executive Officer	Minoru Tsukada	Hitachi group global business (China)
Vice President and Executive Officer	Akira Maru	Power systems business
Vice President and Executive Officer	Gaku Suzuki	Industrial systems business
Vice President and Executive Officer	Naoya Takahashi	Storage systems business and platform and network systems business
Vice President and Executive Officer	Junzo Nakajima	System solutions business
Vice President and Executive Officer	Kazuhiro Tachibana	Consumer business
Vice President and Executive Officer	Makoto Ebata	Digital media business
Vice President and Executive Officer	Masahiro Hayashi	Sales operations (Kansai area)
Vice President and Executive Officer	Koichiro Nishikawa	Business development
Vice President and Executive Officer	Shinjiro Kasai	Human resources
Vice President and Executive Officer	Hiroyuki Fukuyama	Production engineering

Financial Statements

The consolidated financial statements and unconsolidated financial statements were included in the reports on Form 6-K which have been submitted to the SEC.